FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                  For the month of May 1, 2004 to May 31, 2004


                          CITYVIEW CORPORATION LIMITED
                              SEC FILE No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
               Form 20-F..........v...Form 40-F...................
         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                 Yes............................No.........v...

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.............................

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)




Date June 9, 2004






.......................
(Signed by)
THINAGARAN
Director

                              LIST OF ASX DOCUMENTS


                        FROM MAY 1, 2004 TO MAY 31, 2004


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


567      APPENDIX 3X
568      RESULTS OF ANNUAL GENERAL MEETING HELD MAY 28, 2004

                                                             Rule 3.19A.1

                                   Appendix 3X
                       Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity             CITYVIEW CORPORATION LIMITED

ABN               009 235 634


We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director                            Robert Maxwell Elliott

Date of appointment                         20 April 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

NIL    ordinary fully paid shares in CityView Corporation Limited


Part 2 - Director's relevant interests in securities of which the director is not the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest         Number & class of Securities
Note: Provide details of the circumstances
giving rise to the relevant interest.       NIL


Part 3 - Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract                          N/a

Nature of interest                          N/a

Name of registered holder                   N/a
(if issued securities)

No. and class of securities to which N/a interest relates

                                                 CityView
                                                 Corporation Limited

                                                 ACN 009 235 634

                                                 Level 9, 28 The Esplanade
                                                 Perth
                                                 Western Australia         6000
                                                 PO Box   5643
                                                 St George's Terrace
                                                 Perth
                                                 Western Australia         6831
                                                 Telephone: (61-8) 9226 4788
                                                 Facsimile:  (61-8) 9226 4799
                                                 Email: info@cityviewcorp.com
                                                        ---------------------
                                                 Web:   www.cityviewcorp.com

May 28, 2004




The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY           NSW              2000


               RESULTS OF ANNUAL GENERAL MEETING HELD MAY 28, 2004

All resolutions proposed for the Company's Annual General Meeting held today were passed. Each resolution was passed in the form specified in the Notice of Meeting dated 21 April 2004 without amendment.

In summary the resolutions were:

o        Resolution 1:     To approve the financial statements and directors'
                           report and independent audit report for the year ended on 31 December 2003.

o        Resolution 2:     To approve the election of directors.

This announcement is for the purpose of complying with rule 3.13.2 of the listing rules of Australian Stock Exchange Limited.

                             LIST OF ASIC DOCUMENTS

                        FROM MAY 1, 2004 TO MAY 31, 2004


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION







         No Documents were lodged with ASIC during the month of May 2004